Exhibit 99.3

Acknowledgment Letter of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Qiwi plc

We are aware of the incorporation by reference in the Registration Statements (Form S-8 No. 333-190918; Form S-8 No. 333-212441) of securities to be offered to employees in employee benefit plans of Qiwi plc of our report dated August 16, 2018, relating to the unaudited interim condensed consolidated financial statements of QIWI plc that are included in its Form 6-K dated August 16, 2018

/s/ Ernst & Young LLC

Moscow, Russia

August 16, 2018